

Department of Finance and Treasury Board

Fiscal and Economic Update
Second Quarter 2020–2021

Fiscal and Economic Update
Second Quarter 2020–2021

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

November 2020

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-2468-8

 Think Recycling!

2020–2021 Fiscal Update

Projections for the 2020–2021 fiscal year show a deficit of $183.3 million compared to the budgeted surplus of $92.4 million.

Revenue is projected to be $40.3 million lower than budget mainly due to anticipated impacts related to COVID-19. This is largely attributable to decreased projections for provincial taxes, agency revenues and sale of goods and services, offset by federal funding, including the Safe Restart Agreement, the Safe Return to Class Fund, and the essential workers wage top-up.

Total expenses are projected to be higher than budget by $235.5 million, the majority of which is offset by federal revenue from the Safe Restart Agreement, the Safe Return to Class Fund, and the essential workers wage top-up in response to the COVID-19 pandemic.

The net debt is projected to increase by $386.9 million from budget. This includes an increase of $111.5 million due to 2019–2020 year-end results and a $275.4 million increase in 2020–2021.

TABLE 1
SECOND QUARTER FISCAL SUMMARY
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to September 30, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue...	10,278.1	10,237.8	(40.3)	5,052.3	4,861.9	(190.4)
Expense..	10,185.7	10,421.2	235.5	5,007.2	4,870.5	(136.7)
Surplus (Deficit)............................	**92.4**	**(183.3)**	**(275.8)**	**45.1**	**(8.6)**	**(53.7)**
Net Debt - End of Year...................	**(13,681.2)**	**(14,068.1)**	**(386.9)**	**(13,707.5)**	**(13,853.8)**	**(146.3)**

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.
Numbers may not add due to rounding.

Revenue Outlook

Revenue is projected to be $40.3 million lower than budget. The major variances are largely related to the COVID-19 pandemic and include:

- Harmonized Sales Tax revenue is down $125.0 million reflecting an anticipated reduction of the national revenue pool by the federal government on which payments are based.

- Corporate Income Tax revenue is down $89.3 million reflecting an anticipated weakening of national corporate taxable income on which payments are based.

- Agency Revenues are down $40.4 million as a result of the anticipated impacts of temporarily suspending video lottery terminal and casino operations.

- Personal Income Tax revenue is down $40.0 million as a result of lower projected income growth for 2020, with losses in employment income offset by increased government transfers.

- Sale of Goods and Services is down $24.5 million mainly due to lower patient revenues from non-New Brunswick residents accessing health services.

- Gasoline and Motive Fuels Tax revenue is down $21.0 million due to anticipated volume reductions.

- Special Operating Agencies revenue is down $16.0 million mainly due to lower than anticipated fees collected from Hopewell Rocks, as well as project delays.

- Carbon Emitting Products Tax revenue is down $13.0 million due to anticipated volume reductions.

- Sinking Fund Earnings are down $8.7 million due to lower than anticipated interest rates.

- Capital Revenue is down $7.6 million mainly due to scheduling delays on federal projects under the New Building Canada Fund, partially offset by increased revenue from land sales, as well as a new federal agreement under the Climate Action Incentive Fund for School Energy Projects.

- Conditional Grants are up $322.5 million mainly due to unbudgeted federal funding received under the Safe Restart Agreement and the Safe Return to Class Fund, as well as additional federal funding in support of essential workers and under the Canada - New Brunswick Workforce Development Agreement.

- Tobacco Tax revenue is up $19.0 million due to higher than anticipated volumes.

- Provincial Real Property Tax revenue is up $6.0 million due to proposed property tax reductions contained in the budget not proceeding.

Expense Outlook

Total expenses are projected to be over budget by $235.5 million. The major variances include the following:

- Health is $110.6 million over budget mainly due to incremental expenditures related to COVID-19, offset with federal funding from the Safe Restart Agreement and program rollout delays.

- Education and Early Childhood Development is projected to be over budget by $46.0 million mainly due to incremental costs related to safe return to school as well as COVID-related child care programs, partially offset by operational savings from spring school closures. This deficit will primarily be funded by two agreements with Canada under the Safe Restart Agreement and Safe Return to Class Fund.

- Justice and Public Safety is over budget by $41.9 million due to COVID-19 response costs including the Safe Restart Agreement which is fully offset by federal funding. This includes costs in the Emergency Measures Organization for personal protective equipment for all GNB and NB First Responders, and in Inspection and Enforcement Services for border security and enforcement.

- Environment and Local Government is over budget by $40.4 million mainly due to the Safe Restart Agreement, which is fully offset by federal funding.

- Post-Secondary Education, Training and Labour is $34.7 million over budget mainly due to increased expenditures in the Employment Development program related to increased federal funding for essential workers and additional funding under the Canada - New Brunswick Workforce Development Agreement. This is partially offset by savings under the Student Financial Services program due to federal COVID-19 changes and lower interest rates.

- The Service of the Public Debt is $24.0 million higher than budget mainly as a result of lower than forecasted short-term interest earnings due to market conditions, and an increase in borrowing requirements due to COVID-19.

- Social Development is over budget by $16.3 million due to increased expenditures related to COVID-19, including costs in Nursing Home Services, Seniors and Long-Term Care, and Child Welfare. The projected expenditures are partially offset by federal funding under the Safe Restart Agreement for vulnerable populations.

- Transportation and Infrastructure is over budget by $12.7 million mainly due to higher costs under the New Brunswick Highway Corporation, due to price renewal and additional costs for facilities related to COVID-19.

- The Legislative Assembly is over budget by $9.0 million mainly due to the unbudgeted and unplanned fall provincial election, partially offset by savings due to the postponement of the Municipal Elections caused by COVID-19.

- Tourism, Heritage and Culture is over budget by $3.5 million mainly due to the Explore NB Travel Incentive program.

- General Government is under budget by $29.5 million mainly due to lower than expected expenses associated with funding held centrally in Supplementary Funding Provision for unanticipated events, Gaming Revenue Sharing Agreements, and pensions.

- Special Operating Agencies are under budget by $31.2 million mainly due to some projects not advancing as quickly as expected under the Building Canada Fund – Gas Tax Transfer, offset by other projects extending from 2019–2020 to 2020–2021 under the Canada – New Brunswick Clean Water and Wastewater Fund.

- Other Agencies are $33.6 million under budget mainly due to decreased activity associated with the Regional Health Authorities, and the New Brunswick Lotteries and Gaming Corporation.

Second Quarter Actual Results

Second quarter actuals show a deficit of $8.6 million compared to a quarterly budgeted surplus of $45.1 million.

- On a year-to-date actual basis, revenue is $190.4 million lower than the second quarter budget largely due to shortfalls in taxes resulting from the COVID-19 pandemic.

- The variances outlined in the Revenue Outlook section also apply to the second quarter results.

- Total actual expenses for the quarter are $136.7 million lower than the second quarter budget largely due to a $120.6 million decrease in Ordinary Account expenses. This is mainly due to reduced activities as a result of COVID-19 across various departmental programs in Health, Education and Early Childhood Development, General Government and Other Agencies.

- The difference between the second quarter actual deficit and the projected deficit reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to September 30, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue						
Ordinary Account..	9,839.4	9,833.2	(6.2)	4,843.5	4,680.7	(162.8)
Capital Account..	38.9	31.2	(7.6)	9.8	8.3	(1.5)
Special Purpose Account..............................	91.6	89.8	(1.8)	31.1	21.5	(9.6)
Special Operating Agencies.........................	97.1	81.1	(16.0)	62.3	50.6	(11.7)
Sinking Fund Earnings..................................	211.2	202.5	(8.7)	105.6	100.8	(4.8)
Total Revenue..	**10,278.1**	**10,237.8**	**(40.3)**	**5,052.3**	**4,861.9**	**(190.4)**
Expense						
Ordinary Account..	9,342.2	9,602.4	260.2	4,619.5	4,498.9	(120.6)
Capital Account..	124.1	130.9	6.8	66.5	64.3	(2.2)
Special Purpose Account..............................	97.7	97.3	(0.4)	30.5	20.4	(10.1)
Special Operating Agencies.........................	102.4	71.2	(31.2)	32.6	37.6	5.0
Amortization of Tangible Capital Assets...	519.3	519.5	0.1	258.1	249.3	(8.8)
Total Expense..	**10,185.7**	**10,421.2**	**235.5**	**5,007.2**	**4,870.5**	**(136.7)**
Surplus (Deficit)..	**92.4**	**(183.3)**	**(275.8)**	**45.1**	**(8.6)**	**(53.7)**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to September 30, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Net Debt - Beginning of Year......................	**(13,810.5)**	**(13,922.0)**	**(111.5)**	**(13,810.5)**	**(13,922.0)**	**(111.5)**
Changes in Year						
Surplus (Deficit)..	92.4	(183.3)	(275.8)	45.1	(8.6)	(53.7)
Investments in Tangible Capital Assets...	(482.4)	(482.2)	0.2	(200.2)	(172.5)	27.7
Amortization of Tangible Capital Assets...	519.3	519.5	0.1	258.1	249.3	(8.8)
(Increase) Decrease in Net Debt..............	**129.3**	**(146.1)**	**(275.4)**	**103.0**	**68.2**	**(34.8)**
Net Debt - End of Year..................................	**(13,681.2)**	**(14,068.1)**	**(386.9)**	**(13,707.5)**	**(13,853.8)**	**(146.3)**

At second quarter, Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2019–2020 Consolidated Financial Statements (Public Accounts Volume I).

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to September 30, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Taxes						
Personal Income Tax....................................	1,902.0	1,862.0	(40.0)	946.0	926.8	(19.2)
Corporate Income Tax.................................	367.9	278.6	(89.3)	172.0	115.9	(56.1)
Metallic Minerals Tax....................................	1.9	0.0	(1.9)	1.0	0.0	(1.0)
Provincial Real Property Tax.......................	538.0	544.0	6.0	276.1	275.7	(0.4)
Harmonized Sales Tax: net of credit..........	1,538.3	1,413.3	(125.0)	760.0	693.5	(66.5)
Gasoline and Motive Fuels Tax...................	206.0	185.0	(21.0)	105.0	88.4	(16.6)
Carbon Emitting Products Tax....................	129.0	116.0	(13.0)	63.7	57.4	(6.3)
Tobacco Tax...	124.0	143.0	19.0	66.8	81.4	14.6
Pari-Mutuel Tax...	0.5	0.3	(0.3)	0.3	0.0	(0.3)
Insurance Premium Tax..............................	61.4	61.5	0.1	26.0	26.0	0.0
Real Property Transfer Tax.........................	28.0	31.0	3.0	16.5	20.0	3.5
Financial Corporation Capital Tax.............	25.0	25.0	0.0	12.5	12.5	0.0
Cannabis Duty...	7.0	7.0	0.0	3.5	3.3	(0.2)
Penalties and Interest.................................	14.5	15.5	1.0	8.0	10.4	2.4
	4,943.5	4,682.2	(261.4)	2,457.4	2,311.3	(146.1)
Return on Investment..................................	245.9	246.8	0.9	102.2	144.0	41.8
Licences and Permits..................................	163.0	160.2	(2.8)	91.3	97.6	6.3
Sale of Goods and Services.......................	475.3	450.8	(24.5)	236.7	230.1	(6.6)
Royalties..	70.1	70.1	0.0	23.5	20.1	(3.4)
Agency Revenues..	169.2	128.8	(40.4)	84.6	54.2	(30.4)
Fines and Penalties.....................................	6.6	6.8	0.2	3.3	4.1	0.8
Miscellaneous..	75.5	74.6	(0.9)	35.9	25.1	(10.8)
Total - Own Source Revenue.....................	**6,149.1**	**5,820.2**	**(328.9)**	**3,034.9**	**2,886.5**	**(148.4)**
Unconditional Grants – Canada						
Fiscal Equalization Payments.....................	2,210.3	2,210.3	0.0	1,105.1	1,105.1	0.0
Canada Health Transfer..............................	860.2	860.4	0.2	430.1	430.1	0.0
Canada Social Transfer..............................	308.6	308.7	0.1	154.3	154.3	0.0
Other...	1.9	1.9	0.0	0.9	0.9	0.0
	3,380.9	3,381.2	0.3	1,690.4	1,690.4	0.0
Conditional Grants – Canada.....................	324.5	647.0	322.5	125.8	112.2	(13.6)
Total - Grants from Canada........................	**3,705.4**	**4,028.2**	**322.8**	**1,816.2**	**1,802.6**	**(13.6)**
Subtotal..	**9,854.6**	**9,848.4**	**(6.1)**	**4,851.1**	**4,689.1**	**(162.0)**
Inter-account Transactions..........................	(15.2)	(15.2)	0.0	(7.6)	(8.4)	(0.8)
Ordinary Account Revenue........................	**9,839.4**	**9,833.2**	**(6.2)**	**4,843.5**	**4,680.7**	**(162.8)**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

| | 2020–2021 | | | 2020–2021 | | |
| | Full Year to March 31, 2021 | | | Year-to-date to September 30, 2020 | | |
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries.....	40.2	40.2	0.0	16.6	11.5	(5.1)
Education and Early Childhood Development..	1,351.3	1,397.3	46.0	628.2	607.7	(20.5)
Environment and Local Government.........	160.8	201.1	40.4	78.1	73.3	(4.8)
Executive Council Office............................	14.1	14.1	0.0	6.9	6.9	0.0
Finance and Treasury Board......................	27.6	26.9	(0.6)	13.6	12.2	(1.4)
General Government....................................	980.7	951.2	(29.5)	469.7	431.1	(38.6)
Health..	2,915.0	3,025.6	110.6	1,470.2	1,444.0	(26.2)
Justice and Public Safety...........................	286.9	328.8	41.9	138.2	156.4	18.2
Legislative Assembly..................................	31.8	40.8	9.0	15.7	18.4	2.7
Natural Resources and Energy Development..	97.1	97.1	0.0	46.3	53.2	6.9
Office of the Premier....................................	1.5	1.5	0.0	0.7	0.7	0.0
Opportunities New Brunswick....................	38.6	38.4	(0.2)	16.0	8.9	(7.1)
Other Agencies...	417.3	383.7	(33.6)	212.2	160.2	(52.0)
Post-Secondary Education, Training and Labour..	642.0	676.8	34.7	348.8	347.1	(1.7)
Regional Development Corporation..........	65.5	56.9	(8.5)	21.6	23.6	2.0
Service of the Public Debt...........................	631.0	655.0	24.0	316.7	329.5	12.8
Social Development.....................................	1,289.1	1,305.4	16.3	653.5	649.0	(4.5)
Tourism, Heritage and Culture..................	54.4	57.9	3.5	36.9	33.2	(3.7)
Transportation and Infrastructure..............	321.3	334.1	12.7	140.8	145.2	4.4
Subtotal..	**9,366.1**	**9,632.8**	**266.7**	**4,630.7**	**4,512.1**	**(118.6)**
Investment in Tangible Capital Assets..	(7.3)	(11.9)	(4.6)	(2.9)	(4.0)	(1.1)
Inter-account Transactions.........................	(16.6)	(18.5)	(1.9)	(8.3)	(9.2)	(0.9)
Ordinary Account Expense.........................	**9,342.2**	**9,602.4**	**260.2**	**4,619.5**	**4,498.9**	**(120.6)**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

DEPARTMENT	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to September 30, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Agriculture, Aquaculture and Fisheries.....	0.3	0.3	0.0	0.1	0.1	0.0
Education and Early Childhood Development..	0.4	0.4	0.0	0.0	0.1	0.1
Environment and Local Government.........	1.0	1.0	0.0	0.5	0.4	(0.1)
Health..	24.0	30.0	6.0	0.0	0.0	0.0
Natural Resources and Energy Development...	5.5	1.8	(3.8)	3.1	0.2	(2.9)
Post-Secondary Education, Training and Labour......................................	2.0	2.0	0.0	1.0	1.0	0.0
Regional Development Corporation..........	40.0	39.9	(0.1)	31.8	28.7	(3.1)
Social Development......................................	12.0	12.0	0.0	3.0	0.5	(2.5)
Tourism, Heritage and Culture...................	10.1	10.1	0.0	5.7	4.4	(1.3)
Transportation and Infrastructure...............	503.8	503.7	(0.1)	218.6	197.4	(21.2)
Subtotal..	**599.2**	**601.1**	**2.0**	**263.8**	**232.8**	**(31.0)**
Investment in Tangible Capital Assets.....	(475.1)	(470.3)	4.8	(197.3)	(168.5)	28.8
Capital Account Expense............................	**124.1**	**130.9**	**6.8**	**66.5**	**64.3**	**(2.2)**

2020 Economic Update



NB Real GDP, 2020 (%)
Source: NB Finance and Treasury Board



NB Employment and Unemployment Rate
(Seasonally adjusted)
Source: Statistics Canada



NB Quarterly Housing Starts
(Unadjusted)
Source: Statistics Canada



NB Consumer Price Index
(Seasonally adjusted)
Source: Statistics Canada

New Brunswick Economic Outlook	Budget	Revised
Real GDP	1.2	-4.3
Nominal GDP	3.7	-3.0
Primary Household Income	3.3	1.5
Population	0.6	0.6
Labour Force	0.3	-1.5
Employment	0.3	-3.3
Unemployment Rate (%)	8.0	9.7
Consumer Price Index	1.9	0.5

Sources: Statistics Canada, NB Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of October 29, 2020

• The International Monetary Fund (IMF) is projecting a global decline of 4.4% for 2020. This contraction is less severe than the June forecast (-4.9%) and reflects a better-than-anticipated second quarter real Gross Domestic Product (GDP).

• U.S. real GDP increased by 33.1% in the third quarter on an annualized basis, with the IMF now projecting a decline of 4.3% in 2020.

• The Bank of Canada expects the Canadian economy to contract by 5.7%. The Bank also notes a high degree of uncertainty in its outlook, influenced by the evolution of the coronavirus and possible structural changes in the economy.

• The Department of Finance and Treasury Board estimates that real GDP growth for 2020 will be -4.3%, which is comparable to the consensus among private sector forecasters of a 4.1% decline.

• Based on the progress over the summer, the New Brunswick economy has entered a recovery period. However, there remains an elevated level of uncertainty in the outlook as strength of the recovery continues to be limited by pandemic restrictions in the province and beyond.

• The labour market has recovered 38,700 jobs (+12.4%) following the low point in April, bringing New Brunswick's employment to 344,700 on a year-to-date basis. For the January to September period, employment is down 3.5% as compared to 2019 levels.

• New Brunswick's unemployment rate declined due to employment gains over recent months, and is currently at 10.2% on a year-to-date basis. This is comparable to 10.0% for the rest of the country.

• Despite job losses due to the COVID-19 pandemic, growth in average weekly earnings continued to be strong, up 6.6% on a year-to-date basis. This reflects the temporary wage top-ups and fewer lower-income workers.

• Retail sales have rebounded from their April low point, and surpassed $1.1 billion in August 2020, exceeding April sales by 37.8%. Despite this progress, year-to-date sales remain 1.5% lower than sales for 2019.

- Merchandise exports were down by 6.7% in August compared to July, indicating a slowdown in momentum when compared to post-lockdown months. Exports were down 24.1% for the first eight months of 2020 compared to the same period in 2019, however, New Brunswick's year-to-date trade balance with the rest of the world was a surplus of $648.1 million, a 13.3% increase compared to 2019.

- Manufacturing sales declined by 7.2% in August compared to the previous month, due to declines in non-durable goods industries. Overall year-to-date manufacturing sales have remained below 2019 levels.

- On a year-to-date basis, housing starts have grown by 5.4% compared to the same period in 2019, led by increases in multi-unit construction. Home sales were also up 7.3% year-to-date, with increased sales activity in all regions.

- Over the first nine months of the year, consumer inflation rose 0.3%, with increases reported in food, shelter, and health and personal care; offset by declines in clothing and footwear, transportation, and recreation, education and reading. At the national level, inflation was up 0.7%.

<hr>

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 29-Oct-2020)

| | Year-to-date | | | Reference period |
	2019	2020	% Change	from January to:
Indicators				
Labour force (x 1,000)...	389.5	383.8	-1.5%	September
Employment (x 1,000)..	357.3	344.7	-3.5%	September
Unemployment (x 1,000)...	32.2	39.1	21.4%	September
Participation Rate (%)...	61.8	60.3	…	September
Employment Rate (%)..	56.7	54.2	…	September
Unemployment Rate (%)..	8.3	10.2	…	September
Average weekly earnings ($)...	931.38	992.74	6.6%	August
Retail trade ($M)..	8,700.4	8,572.1	-1.5%	August
Consumer Price Index (2002=100).................................	136.1	136.5	0.3%	September
Housing starts (units)..	2,161	2,278	5.4%	September
Investment in residential building construction ($M)...	968.0	869.1	-10.2%	August
Investment in non-residential building construction ($M)...	596.4	477.6	-19.9%	August
Manufacturing sales ($M)..	11,821.4	9,675.8	-18.2%	August
International exports ($M)..	8,708.9	6,614.3	-24.1%	August

… Not applicable
Source: Statistics Canada